Appendix – Bios & Resumes



E. Ivan Hopkinson & Assistant Brewer Ozzie
Managing Partner

Ivan Hopkinson is a giant hobbit. Hospitable, gregarious, merry, and a true lover of frothy, tasty beer, Ivan is a natural leader whose charisma has time and again fostered deep friendships and the belief of others in his own personal vision.

Recently this was demonstrated in his creation of the instant phenomena Brewtruck, a school bus converted into a high-end, mobile craft beer bar, and ringleader for heaps of beer festivals, events, and private hire.

Originally a sailor from Boston, Ivan graduated from the acclaimed BADA University in London in 1999. Aside from roaming the medieval halls and ivy-laced campuses there, fencing and training, he had the opportunity to hone an appreciation for the multi-faceted qualities of the original monk-brewed Ales of Europe. Then, after years of spelunking the Australian outback and herding sheep on horseback, Ivan returned to the United States, soon landing in San Francisco where he came to truly love the diversity of fresh craft beer, and sustainable farming.

Ivan Hopkinson comes with more than twenty years of operational and management experience in the food and beverage industry, and has developed a sharp eye, and keen skills for how to build strategically focused businesses. As an entrepreneur who is deeply passionate about great beer & sustainable food, Ivan enthusiastically applies his steadfast leadership into his current job as the Captain of Barrel Head Brewhouse, but has a weather eye on the future of his empire.

Education:

Undergraduate	**(BADA)**, London England History & Liberal Arts
Graduate	**Academy Of Art College,** San Francisco, CA Production Management & Advertising
Continuing Education	**Boston Museum of Fine Arts School**, Boston, Ma Art History, Art Production
Masters Program	**School of Hard Knocks**, Everywhere, all the time Expelled for dishing it back







Other Work Experience:

*Ivan has worked a ton of other jobs and projects in and outside of the food and beverage industry, some fantastic and some truly horrible --buy him a beer and he will tell you all about them ☺